     As filed with the Securities and Exchange Commission on March 31, 2004
                                         Registration Statement No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                    FORM F-3

                          ----------------------------

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                          ----------------------------

                                 AMDOCS LIMITED
             (Exact name of registrant as specified in its charter)

                          ----------------------------

        Island of Guernsey                              Not Applicable
---------------------------------           ------------------------------------
   (State or other jurisdiction             (I.R.S. Employer Identification No.)
of incorporation or organization)

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands
                               011-44-1481-728444
   (Address and telephone number of registrant's principal executive offices)

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
                     Attention: Thomas G. O'Brien, Treasurer
                                 (314) 212-8328
            (Name, address and telephone number of agent for service)

                          ----------------------------

                  The Commission is requested to send copies of
                             all communications to:

                             Robert A. Schwed, Esq.
                                Hale and Dorr LLP
                                 300 Park Avenue
                            New York, New York 10022
                                 (212) 937-7200


         Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                          ----------------------------

                         CALCULATION OF REGISTRATION FEE

                                           Amount       Proposed Maximum   Proposed Maximum      Amount of
                                            to be        Offering Price       Aggregate         Registration
  Title of Shares to be Registered       Registered       Per Share(1)    Offering Price(1)         Fee
----------------------------------       ----------     ----------------  -----------------     ------------
Ordinary Shares,(pound)0.01 par
   value per share..................       560,777           $26.52           $14,871,806          $1,885

     (1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the New York Stock Exchange on March 24, 2004. Pursuant to Rule 416 under the Securities Act of 1933, as amended, the amount to be registered also includes an indeterminate number of ordinary shares issuable as a result of stock splits, stock dividends, recapitalizations or similar events.


         The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. The selling securityholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling securityholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

                   Subject to completion, dated March 31, 2004

PROSPECTUS

                                 AMDOCS LIMITED

                             560,777 ORDINARY SHARES

                          ----------------------------

         This prospectus relates to the resale from time to time of up to 560,777 ordinary shares previously issued by Amdocs Limited to former shareholders of XACCT Technologies Ltd. in connection with our acquisition of that company.

         We will not receive any proceeds from sales of the ordinary shares offered by this prospectus.

         The selling securityholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

         Our ordinary shares are traded on the New York Stock Exchange under the symbol "DOX." On March 29, 2004, the closing sale price of our ordinary shares on the New York Stock Exchange was $27.49 per share. You are urged to obtain current market quotations for our ordinary shares.


                          ----------------------------


     See "Risk Factors" beginning on page 4 to read about factors you should consider before investing in our ordinary shares.

                          ----------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                          ----------------------------


                  The date of this prospectus is       , 2004.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
   INCORPORATION OF DOCUMENTS BY REFERENCE...................................ii
   WHERE YOU CAN FIND MORE INFORMATION.......................................ii
   PROSPECTUS SUMMARY........................................................1
   THE OFFERING..............................................................2
   SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION........................3
   RISK FACTORS..............................................................4
   OFFERING STATISTICS AND TIMETABLE........................................13
   REASONS FOR THE OFFER AND USE OF PROCEEDS................................13
   DIVIDEND POLICY..........................................................13
   MATERIAL CHANGES.........................................................13
   THE OFFER AND LISTING....................................................14
   CAPITALIZATION...........................................................16
   SELLING SECURITYHOLDERS..................................................17
   DESCRIPTION OF SHARE CAPITAL.............................................20
   COMPARISON OF UNITED STATES AND GUERNSEY CORPORATE LAW...................22
   PLAN OF DISTRIBUTION.....................................................23
   LEGAL MATTERS............................................................24
   EXPERTS..................................................................24
   ENFORCEABILITY OF CIVIL LIABILITIES......................................25
   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS..........26
   UNAUDITED FINANCIAL STATEMENTS OF CERTEN INC.............................29


         We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling securityholders are offering to sell, and seeking offers to buy, our ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of ordinary shares.

         Unless the context otherwise requires, references in this prospectus to "Amdocs," "we," "us," and "our" refer to Amdocs Limited and its subsidiaries.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

         We incorporate by reference into this prospectus the documents listed below and any future filings we make with the Securities and Exchange Commission, referred to herein as the SEC, under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended, referred to herein as the Exchange Act, including any filings or submissions after the date of this prospectus, until the selling securityholders have sold all of the ordinary shares to which this prospectus relates:

     o Our annual report on Form 20-F for the fiscal year ended September 30, 2003, filed on December 24, 2003;

     o Our report on Form 6-K containing our proxy materials for our annual general meeting of shareholders, filed on December 24, 2003;

     o Our report on Form 6-K containing our results for the quarterly period ended December 31, 2003, filed on February 17, 2004;

     o Our reports on Form 6-K with respect to our offering of 0.50% Convertible Senior Notes due 2024, filed on March 1, March 2 and March 5, 2004; and

     o The description of our ordinary shares contained in our Registration Statement on Form 8-A filed on June 17, 1998 under Section 12 of the Exchange Act, including any amendment or report updating this description.

         The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in (1) this prospectus or
(2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

         You may request a copy of any or all of the documents referred to above other than exhibits to such documents that are not specifically incorporated by reference therein. Written or telephone requests should be directed to Thomas G. O'Brien, Secretary and Treasurer, Amdocs, Inc., 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, telephone (314) 212-8328. Copies of such documents may also be obtained from various alternative sources. See "Where You Can Find More Information."


                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the reporting requirements of foreign private issuers under the Exchange Act. Pursuant to the Exchange Act, we file reports with the SEC, including an Annual Report on Form 20-F, and we submit reports to the SEC, including Reports of Foreign Private Issuers on Form 6-K. These reports and other information may be inspected and copied at the Public Reference Section of the SEC at 450 Fifth Street, N.W, Judiciary Plaza, Washington, D.C. 20549-1004. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Reports and information statements and other information filed electronically with the SEC are available at the SEC's website at http://www.sec.gov. Some of this information may also be found on our website at www.amdocs.com.

         This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our ordinary shares, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site.

                               PROSPECTUS SUMMARY

         This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our ordinary shares. You should read the entire prospectus carefully, especially the risks of investing in our ordinary shares discussed under "Risk Factors."

                                 Amdocs Limited

         Our market focus is primarily the communications industry, and we are a leading provider of software products and services to major communications companies in North America, Europe and the rest of the world. Our products and services provide an integrated approach to customer management, which we refer to as Integrated Customer Management. Our Integrated Customer Management product offerings consist primarily of billing and customer relationship management systems, which we refer to, collectively, as CC&B Systems. Our portfolio also includes a full range of directory sales and publishing systems for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

         Our Integrated Customer Management systems are designed to meet the mission-critical needs of leading communications service providers, which include customer relationship management, order management, call rating, invoice calculation and preparation, bill formatting, collections, partner relationship management and directory publishing services. We support a wide range of communications services, including wireline, wireless, voice, data, broadband, content, electronic and mobile commerce and Internet Protocol based services. We also support companies that offer multiple service packages, commonly referred to as bundled or convergent services. Due to the complexity of our customers' projects and the expertise required for system support, we also provide extensive system implementation, integration, modification, ongoing support, enhancement and maintenance services. In addition, we offer Managed Services, which include a combination of services, such as system modernization and consolidation, management and operation of data centers, purchase and management of related hardware assets, billing operations and application support.

         Since the inception of our business in 1982, we have concentrated on providing software products and services to major communications companies. By focusing on this market, we believe that we have been able to develop the innovative products and the industry expertise, project management skills and technological competencies required for the advanced, large-scale, specifications-intensive system projects typical of leading communications providers. Our customer base includes major North American, European and other communications companies, including major wireline companies (such as Bell Canada, SBC, Telefonica and Deutsche Telekom) and wireless companies (such as Nextel, Cingular Wireless, Vodafone Group and T-Mobile).

         Our goal is to provide advanced information technology software products and related customer service and support to the world's leading communications companies. We seek to accomplish our goal by pursuing the strategies described below.

         o Continued Focus on the Communications Industry. We intend to continue to concentrate our main resources and efforts on providing strategic information systems to the communications industry. This strategy has enabled us to develop the specialized industry know-how and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive information systems solutions required by the leading communications companies in the wireless, wireline and convergent service sectors.

         o Target Industry Leaders. We intend to continue to direct our marketing efforts principally towards the major communications companies. Our customer base includes major communications companies in North America (including SBC, Verizon and Nextel), Europe (including Deutsche Telekom (Germany), BT (UK), Vodafone Group (UK) and Telefonica

              (Spain)) and the Asia-Pacific region (Telstra (Australia)). We believe that the development of this premier customer base has helped position us as a market leader, while contributing to the core strength of our business. By targeting industry leaders that require the most sophisticated information systems solutions, we believe that we are best able to ensure that we remain at the forefront of developments in the industry.

         o Deliver Integrated Products and Services Solutions. Our strategy is to provide customers with total systems solutions consisting of our Integrated Customer Management products and our specialized services. By leveraging our product and industry knowledge, we believe that we can provide effective system integration and implementation services as well as Managed Services to our customers.

         o Provide Customers with a Broad, Integrated Suite of Products. We seek to provide our customers with a broad suite of products to meet all their Integrated Customer Management needs. For communications service providers, we seek to provide CC&B Systems across all lines of their business, such as wireline, mobile and data. This approach also means that we can support global communications service providers throughout their various international operations. We believe that our ability to provide a broad suite of products helps establish us as a strategic partner for our customers, and also provides us with multiple avenues for strengthening and expanding our ongoing customer relationships.

         o Maintain and Develop Long-Term Customer Relationships. We seek to maintain and develop long-term, mutually beneficial relationships with our customers. These relationships generally involve additional product sales, as well as ongoing support, system enhancement and maintenance services. We believe that such relationships are facilitated in many cases by the mission-critical strategic nature of the systems provided by us and by the added value we provide through our specialized skills and knowledge. In addition, our strategy is to solidify our existing customer relationships by means of long-term support and maintenance contracts.

         On February 19, 2004, we acquired XACCT Technologies Ltd., or XACCT, a privately-held company organized under the laws of the State of Israel and a provider of mediation software to communications service providers. We acquired the outstanding capital stock of XACCT for a combination of cash and our ordinary shares. All of the ordinary shares covered by this prospectus were issued to shareholders of XACCT in connection with the acquisition.

                        --------------------------------


         We were organized under the laws of the Island of Guernsey in 1988. Since 1995, Amdocs Limited has been a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our registered office is located in Suite 5, Tower Hill House Le Bordage, St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands, and the telephone number at that location is 011-44-1481-728444. The executive offices of our principal subsidiary in the United States are located at 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, and the telephone number at that location is (314) 212-8328. We maintain a website at www.amdocs.com. We are not incorporating the information contained in our website as part of, or incorporating it by reference into, this prospectus.


                                  THE OFFERING

Ordinary shares offered by selling securityholders...........  560,777 ordinary shares
Use of proceeds..............................................  We will not receive any proceeds from the sale of shares in this offering
New York Stock Exchange symbol...............................  DOX

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

         In addition to historical information, this prospectus contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "expect," "anticipate," "believe," "seek," "estimate," "project," "forecast," "continue," "potential," "should," "would," "could" and "may," and other words that convey uncertainty of future events or outcome. Statements regarding our future business and/or results, including, without limitation, the statements under the captions "Summary" and "Risk Factors," include certain projections and business trends that are forward-looking. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

         Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors, please read the information set forth above under the caption "Risk Factors."

                                  RISK FACTORS

         Investing in our ordinary shares involves a high degree of risk. You should carefully consider the following risk factors, in addition to the other information presented in this prospectus and the documents incorporated by reference in this prospectus, in evaluating our business and an investment in our ordinary shares. Any of the following risks, as well as other risks and uncertainties, could seriously harm our business and financial results and cause the value of our ordinary shares to decline, which in turn could cause you to lose all or part of your investment.


RISKS RELATED TO OUR BUSINESS

    WE ARE EXPOSED TO GENERAL GLOBAL ECONOMIC AND MARKET CONDITIONS, PARTICULARLY THOSE IMPACTING THE COMMUNICATIONS INDUSTRY.

         Developments in the communications industry, such as the impact of general global economic conditions, continued industry consolidation, the formation of alliances among network operators and service providers, and changes in the regulatory environment have had, and could continue to have, a material adverse effect on our existing or potential customers. These conditions have reduced the high growth rates that the communications industry had previously experienced, and have caused the market value, financial results and prospects, and capital spending levels of many communications companies to decline or degrade. The need for communications providers to control operating expenses and capital investment budgets has resulted in slowed customer buying decisions, as well as price pressures. Adverse conditions in the business environment for communications companies have had, and could continue to have, a negative impact on our business by reducing the number of new contracts we are able to sign and the size of initial spending commitments, as well as decreasing the level of discretionary spending under contracts with existing customers.


    IF WE CANNOT COMPETE SUCCESSFULLY WITH EXISTING OR NEW COMPETITORS, OUR BUSINESS COULD BE HARMED.

         We may be unable to compete successfully with existing or new competitors. If we fail to adapt to changing market conditions and to compete successfully with established or new competitors, it could have a material adverse effect on our results of operations and financial condition. We face intense competition for the software products and services that we sell, including competition for Managed Services we provide to customers under long-term service agreements.

         The market for communications information systems is highly competitive and fragmented, and we expect competition to increase. We compete with independent providers of information systems and services and with the in-house software departments of communications companies. Our competitors include firms that provide comprehensive information systems and Managed Services solutions, software vendors that sell products for particular aspects of a total information system, software vendors that specialize in systems for particular communications services such as Internet and wireless services, systems integrators, service bureaus and companies that offer software systems in combination with the sale of network equipment.

         We believe that our ability to compete depends on a number of factors, including:

         o the development by others of software that is competitive with our products and services,

         o  the price at which others offer competitive software and services,

         o  the responsiveness of our competitors to customer needs, and

         o the ability of our competitors to hire, retain and motivate key personnel.

         We compete with a number of companies that have long operating histories, large customer bases, substantial financial, technical, sales, marketing and other resources, and strong name recognition.

Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of our prospective customers. In addition, our competitors have acquired, and may continue to acquire in the future, companies that may enhance their market offerings. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. We cannot assure you that we will be able to compete successfully with existing or new competitors. Failure by us to adapt to changing market conditions and to compete successfully with established or new competitors may have a material adverse effect on our results of operations and financial condition.


    WE MUST CONTINUALLY ENHANCE OUR PRODUCTS TO REMAIN COMPETITIVE.

         We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing products and to introduce new products and features to meet the requirements of our customers in a rapidly developing and evolving market. We are currently devoting significant resources to refining and expanding our base software modules and to developing Integrated Customer Management products that operate in state-of-the-art computing environments. Our present or future products may not satisfy the evolving needs of the communications industry. If we are unable to anticipate or respond adequately to such needs, due to resource, technological or other constraints, our business and results of operations could be harmed.


    WE MAY SEEK TO ACQUIRE COMPANIES OR TECHNOLOGIES, WHICH COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

         We may acquire companies where we believe we can acquire new products or services or otherwise enhance our market position or strategic strengths. We cannot assure you that suitable acquisition candidates can be found, that acquisitions can be consummated on favorable terms or that we will be able to complete otherwise favorable acquisitions because of antitrust or other regulatory concerns. If we do complete acquisitions, we cannot assure you that they will ultimately enhance our products or strengthen our competitive position. In addition, any acquisitions that we make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our results of operations or financial condition.


    OUR BUSINESS IS HIGHLY DEPENDENT ON A LIMITED NUMBER OF SIGNIFICANT
    CUSTOMERS.

         Our business is highly dependent on a limited number of significant customers. Our three largest groups of customers are comprised of Bell Canada, Nextel Communications, Inc. ("Nextel") and SBC Communications Inc. ("SBC") and certain of their subsidiaries, each of which accounted for more than 10% of our revenue in fiscal 2003. Aggregate revenue derived from the multiple business arrangements we have with our five largest customer groups accounted for approximately 55% of our revenue in fiscal 2003. SBC has historically been one of our largest shareholders, and, as of February 29, 2004, it beneficially owned approximately 9.6% of our outstanding ordinary shares. The loss of any significant customer or a significant decrease in business from any such customer could harm our results of operations and financial condition.

         Although we have received a substantial portion of our revenue from recurring business with established customers, most of our major customers do not have any obligation to purchase additional products or services from us and generally have already acquired fully paid licenses to their installed systems. Therefore, our customers may not continue to purchase new systems, system enhancements or services in amounts similar to previous years or may delay implementation of committed projects.

    OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO DEVELOP LONG-TERM RELATIONSHIPS WITH OUR CUSTOMERS.

         We believe that our future success will depend to a significant extent on our ability to develop long-term relationships with successful network operators and service providers with the financial and other resources required to invest in significant ongoing Integrated Customer Management systems. If we are unable to develop new customer relationships, our business will be harmed. In addition, our business and results of operations depend in part on our ability to provide high quality services to customers that have already implemented our products. If we are unable to meet customers' expectations in providing products or performing services, our business and results of operations could be harmed.


    WE MAY BE EXPOSED TO THE CREDIT RISK OF CUSTOMERS THAT HAVE BEEN ADVERSELY AFFECTED BY WEAKENED MARKETS.

         We typically sell our software and related services as part of long-term projects. During the life of a project, a customer's budgeting constraints can impact the scope of a project and the customer's ability to make required payments. In addition, the creditworthiness of our customers may deteriorate over time, and we can be adversely affected by bankruptcies or other business failures.


    THE SKILLED AND HIGHLY QUALIFIED EMPLOYEES THAT WE NEED MAY BE DIFFICULT TO HIRE AND RETAIN.

         Our business operations depend in large part on our ability to attract, train, motivate and retain highly skilled information technology professionals, software programmers and communications engineers. In addition, our competitive success will depend on our ability to attract and retain other outstanding, highly qualified employees. We continually need to hire sales, support, technical and other personnel. We may face difficulties identifying and hiring qualified personnel and may be unable to retain employees with the skills and experience that we require. Our inability to hire and retain the appropriate personnel could make it difficult for us to manage our operations and to compete for new customer contracts.

         Our success will also depend, to a certain extent, upon the continued active participation of a relatively small group of senior management personnel. The loss of the services of all or some of these executives could harm our business.


    OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE.

         We have experienced fluctuations in our quarterly operating results and anticipate that such movement may continue and could intensify. Fluctuations may result from many factors, including:

         o the size and timing of significant customer projects and license fees,

         o    delays in or cancellations of significant projects by customers,

         o    changes in operating expenses,

         o    increased competition,

         o    changes in our strategy,

         o    personnel changes,

         o    foreign currency exchange rate fluctuations, and

         o    general economic and political conditions.

         Generally, our license fee revenue and our service fee revenue relating to customization and modification are recognized as work is performed, using percentage of completion accounting. Given our reliance on a limited number of significant customers, our quarterly results may be significantly affected by the size and timing of customer projects and our progress in completing such projects.

         We believe that the placement of customer orders may be concentrated in specific quarterly periods due to the time requirements and budgetary constraints of our customers. Although we recognize revenue as projects progress, progress may vary significantly from project to project, and we believe that variations in quarterly revenue are sometimes attributable to the timing of initial order placements. Due to the relatively fixed nature of certain of our costs, a decline of revenue in any quarter would result in lower profitability for that quarter.


    OUR BUSINESS IS IMPACTED BY THE LENGTH OF OUR SALES CYCLE.

         Our business is directly affected by the length of our sales cycle. Information systems for communications companies are relatively complex and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and procurement procedures within an organization. The purchase of these types of products typically also requires coordination and agreement across many departments within a potential customer's organization. Delays associated with such timing factors could have a material adverse effect on our results of operations and financial condition. In periods of economic slowdown in the communications industry, our typical sales cycle lengthens, which means that the average time between our initial contact with a prospective customer and the signing of a sales contract increases. The lengthening of our sales cycle could reduce growth in our revenue in the future. In addition, the lengthening of our sales cycle contributes to an increased cost of sales, thereby reducing our profitability.


    IF THE MARKET FOR OUR PRODUCTS DETERIORATES, WE MAY INCUR ADDITIONAL RESTRUCTURING CHARGES.

         In an effort to implement long-term cost reduction measures, we reduced our workforce in the fourth quarter of fiscal 2002 and in the first quarter of fiscal 2003 and reallocated certain personnel among different areas of our operations. A reduction in personnel can result in significant severance, administrative and legal expenses and may also adversely affect or delay various sales, marketing and product development programs and activities. Depending on market conditions in the communications industry and our business and financial needs, we may be forced to implement additional restructuring plans to further reduce our costs, which could result in additional restructuring charges. Additional restructuring charges could have a material adverse effect on our financial results.


    IF WE FAIL TO SUCCESSFULLY PLAN AND MANAGE CHANGES IN THE SIZE OF OUR OPERATIONS OUR BUSINESS WILL SUFFER.

         Over the last several years, we have both grown and contracted our operations in order to profitably offer our products and services in a rapidly changing market. If we are unable to manage these changes and plan and manage any future changes in the size and scope of our operations, our business will suffer.

         Our restructurings and cost reduction measures reduced the size of our operations. On February 29, 2004, we employed approximately 9,000 individuals in software and information technology positions, compared to approximately 7,800 on January 31, 2003 and 9,100 on November 30, 2001. Our software and information technology workforce increased in the fourth quarter of fiscal 2003 and first quarter of fiscal 2004, primarily as a result of the Certen acquisition in July 2003 and a Managed Services agreement signed in January 2003. During periods of contraction, we disposed of office space and related obligations in an effort to keep pace with the changing size of our operations. Our recent cost reduction measures included consolidating and/or relocating certain of our operations to different geographic locations. These activities could lead to difficulties and significant expenses related to subleasing or assigning any surplus space. We have accrued the estimated expenses that will result from our restructuring efforts. However, if it is determined that the amount accrued is insufficient, an additional charge could have an unfavorable impact on our consolidated financial statements in the period this was determined.

    OUR INTERNATIONAL PRESENCE CREATES SPECIAL RISKS.

         We are affected by risks associated with conducting business internationally. We maintain development facilities in Israel, the United States, Cyprus, Ireland and Canada, operate a support center in Brazil and have operations in North America, Europe, Latin America and the Asia-Pacific region. Although a majority of our revenue is derived from customers in North America and Europe, we obtain significant revenue from customers in the Asia-Pacific region and Latin America. Our strategy is to continue to broaden our North American and European customer base and to expand into new international markets. Conducting business internationally exposes us to certain risks inherent in doing business in international markets, including:

         o    lack of acceptance of non-localized products,

         o    legal and cultural differences in the conduct of business,

         o    difficulties in staffing and managing foreign operations,

         o    longer payment cycles,

         o difficulties in collecting accounts receivable and withholding taxes that limit the repatriation of earnings,

         o    trade barriers,

         o immigration regulations that limit our ability to deploy our employees,

         o    political instability, and

         o variations in effective income tax rates among countries where we conduct business.

         One or more of these factors could have a material adverse effect on our international operations, which could harm our results of operations and financial condition.


    POLITICAL AND ECONOMIC CONDITIONS IN THE MIDDLE EAST MAY ADVERSELY AFFECT OUR BUSINESS.

         Of the five development centers we maintain worldwide, our largest development center is located in five different sites throughout Israel. Approximately half of our employees are located in Israel. As a result, we are directly influenced by the political, economic and military conditions affecting Israel and its neighboring region. Any major hostilities involving Israel could have a material adverse effect on our business. We have developed contingency plans to provide ongoing services to our customers in the event political or military conditions disrupt our normal operations. These plans include the transfer of some development operations within Israel to various of our other sites both within and outside of Israel. If we have to implement these plans, our operations would be disrupted and we would incur significant additional expenditures, which would adversely affect our business and results of operations.

         While Israel has entered into peace agreements with both Egypt and Jordan, Israel has not entered into peace arrangements with any other neighboring countries. Over the past three years there has been a significant deterioration in Israel's relationship with the Palestinian Authority and a related increase in violence. Efforts to resolve the problem have failed to result in an agreeable solution. Continued violence between the Palestinian community and Israel may have a material adverse effect on our business. Further deterioration of relations with the Palestinian Authority might require more military reserve service by some of our employees, which may have a material adverse effect on our business.

         In addition, our development facility in Cyprus may be adversely affected by political conditions in that country. As a result of intercommunal strife between the Greek and Turkish communities, Turkish troops invaded Cyprus in 1974 and continue to occupy approximately 40% of the island. After intensive discussions facilitated by the United Nations, the European Union and the United States, the Greek and Turkish communities recently agreed on a timetable calling for the parties to negotiate and agree on a plan of reunification prior to the entry of Cyprus to the European Union. Cyprus is scheduled to join the European Union on May 1, 2004. Any major hostilities between Cyprus and Turkey or the failure of the parties to finalize a peaceful resolution may have a material adverse effect on our development facility in Cyprus.


    FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES COULD ADVERSELY AFFECT OUR BUSINESS.

         A significant portion of our operating costs is incurred outside the United States. Therefore, fluctuations in exchange rates between the currencies in which such costs are incurred and the dollar may have a material adverse effect on our results of operations and financial condition. The cost of our operations outside of the United States, as expressed in dollars, could be adversely affected by the extent to which any increase in the rate of inflation in a particular country is not offset (or is offset with a time delay) by a devaluation of the local currency in relation to the dollar. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars, which could have a material adverse effect on our results of operations and financial condition.

         In addition, a portion of our revenue (approximately 20% in fiscal 2003 and 30% in the first quarter of fiscal 2004) is not earned in dollars or linked to the dollar, and, therefore, fluctuations in exchange rates between the currencies in which such revenue is earned and the dollar may have a material effect on our results of operations and financial condition. If more of our customers seek contracts that are denominated in currencies such as the euro and not the dollar, our exposure to fluctuations in currency exchange rates could increase.

         Generally, the effects of fluctuations in foreign currency exchange rates are mitigated by the fact that the majority of our revenue and operating costs is in dollars or linked to the dollar and we generally hedge our currency exposure on both a short-term and long-term basis with respect to expected revenue and operating costs. However, we cannot assure you that we will be able to effectively limit all of our exposure to currency exchange rate fluctuations.

         The imposition of exchange or price controls or other restrictions on the conversion of foreign currencies could also have a material adverse effect on our business, results of operations and financial condition.


    WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY.

         Any misappropriation of our technology or the development of competitive technology could seriously harm our business. We regard a substantial portion of our software products and systems as proprietary and rely on a combination of statutory and common law copyright, trademark, trade secret laws, customer licensing agreements, employee and third party non-disclosure agreements and other methods to protect our proprietary rights. We do not include in our software any mechanisms to prevent or inhibit unauthorized use, but we generally enter into confidentiality agreements with our employees, consultants, subcontractors, customers and potential customers and limit access to, and distribution of, our proprietary information.

         The steps we have taken to protect our proprietary rights may be inadequate. If so, we might not be able to prevent others from using what we regard as our technology to compete with us. Existing trade secret, copyright and trademark laws offer only limited protection. In addition, the laws of some foreign countries do not protect our proprietary technology or allow enforcement of confidentiality covenants to the same extent as the laws of the United States. There is also the risk that other companies could independently develop similar or superior technology without violating our proprietary rights.

         If we have to resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome, protracted and expensive and could involve a high degree of risk.

    CLAIMS BY OTHERS THAT WE INFRINGE THEIR PROPRIETARY TECHNOLOGY COULD HARM OUR BUSINESS.

         Although we have not received any complaints from third parties alleging infringement claims, third parties could claim that our current or future products or technology infringe their proprietary rights. We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors providing software and services to the communications industry increases and overlaps occur. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products or offering our services, or prevent a customer from continuing to use our products. Any of these events could seriously harm our business.

         If anyone asserts a claim against us relating to proprietary technology or information, while we might seek to license their intellectual property, we might not be able to obtain a license on commercially reasonable terms or on any terms. In addition, any efforts to develop non-infringing technology could be unsuccessful. Our failure to obtain the necessary licenses or other rights or to develop non-infringing technology could prevent us from selling our products and could therefore seriously harm our business.


    PRODUCT DEFECTS OR SOFTWARE ERRORS COULD ADVERSELY AFFECT OUR BUSINESS.

         Design defects or software errors may cause delays in product introductions or damage customer satisfaction and may have a material adverse effect on our business, results of operations and financial condition. Our software products are highly complex and may, from time to time, contain design defects or software errors that may be difficult to detect and correct.

         Because our products are generally used by our customers to perform critical business functions, design defects, software errors, misuse of our products, incorrect data from external sources or other potential problems within or out of our control may arise from the use of our products, and may result in financial or other damages to our customers, for which we may be held responsible. Although we have license agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from customer problems, these provisions may not effectively protect us against such claims in all cases and in all jurisdictions. In addition, as a result of business and other considerations, we may undertake to compensate our customers for damages caused to them arising from the use of our products, even if our liability is limited by a license or other agreement. Claims and liabilities arising from customer problems could also damage our reputation, adversely affecting our business, results of operations and financial condition and the ability to obtain "Errors and Omissions" insurance.


    SYSTEM DISRUPTIONS AND FAILURES MAY RESULT IN CUSTOMER DISSATISFACTION, CUSTOMER LOSS OR BOTH, WHICH COULD MATERIALLY AND ADVERSELY AFFECT OUR REPUTATION AND BUSINESS.

         Our Integrated Customer Management systems are an integral part of our customers' business operations. The continued and uninterrupted performance of these systems is critical to our success. Customers may become dissatisfied by any system failure that interrupts our ability to provide services to them. Sustained or repeated system failures would reduce the attractiveness of our services significantly, and could result in decreased demand for our products and services.

         Our Managed Services include a combination of services, such as system modernization and consolidation, management and operation of data centers, purchase and management of related hardware assets, billing operations and application support. Our ability to perform Managed Services depends on our ability to protect our computer systems against damage from fire, power loss, water damage, telecommunications failures, earthquake, terrorism attack, vandalism and similar unexpected adverse events. Despite our efforts to implement network security measures, our systems are also vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering. We do not carry enough business interruption insurance to compensate for any significant losses that may occur as a result of any of these events.

         We have experienced systems outages and service interruptions in the past. We expect to experience additional outages in the future. To date, these outages have not had a material adverse effect on us. However, in the future, a prolonged system-wide outage or frequent outages could cause harm to our reputation and could cause our customers to make claims against us for damages allegedly resulting from an outage or interruption. Any damage or failure that interrupts or delays our operations could result in material harm to our business and expose us to material liabilities.


    THE TERMINATION OR REDUCTION OF CERTAIN GOVERNMENT PROGRAMS AND TAX BENEFITS COULD ADVERSELY AFFECT OUR OVERALL EFFECTIVE TAX RATE.

         We have benefited or currently benefit from a variety of government programs and tax benefits, including programs and benefits in Israel, Cyprus and Ireland. Generally, these programs contain conditions that we must meet in order to be eligible to obtain any benefit. If we fail to meet these conditions, we could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.

         Any of the following could have a material effect on our overall effective tax rate:

         o    some programs may be discontinued,

         o we may be unable to meet the requirements for continuing to qualify for some programs,

         o these programs and tax benefits may be unavailable at their current levels,

         o upon expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit, or

         o we may be required to refund previously recognized tax benefits if we are found to be in violation of the stipulated conditions.


    WE ARE CURRENTLY A PARTY TO SECURITIES LITIGATION CLASS ACTION LAWSUITS AND A SECURITIES EXCHANGE COMMISSION INVESTIGATION, WHICH COULD NEGATIVELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

         Beginning in June 2002, a number of complaints were filed by holders of our ordinary shares against Amdocs and certain of our officers and directors in the United States District Court for the Eastern District of Missouri and the Southern District of New York. The cases were transferred to and consolidated in the Eastern District of Missouri. The consolidated amended complaint filed in the action alleged that Amdocs and the individual defendants had made false or misleading statements about our business and future prospects during a putative class period between July 18, 2000 and June 20, 2002. On December 1, 2003, the court issued an order granting our motion to dismiss the securities class action lawsuits and directing that judgment be entered in favor of the defendants. On December 29, 2003, the lead plaintiffs appealed to the United States Court of Appeals for the Eighth Circuit from the final judgment entered on December 1, 2003. The litigation has been, and may continue to be, time-consuming and costly and could divert the attention of our management personnel. These lawsuits or any future lawsuits filed against us could harm our business.

         In addition, we have been informed that the Midwest Regional Office of the SEC is conducting a private investigation into the events leading up to our announcement in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002. The investigation appears to be focused on, but is not explicitly limited to, our forecasting beginning with our April 23, 2002 press release. Although we believe that we will be able to satisfy any concerns the SEC staff may have in this regard, we are unable to predict the duration, scope or outcome of the investigation. We are cooperating fully with the SEC staff. At a minimum, this investigation may divert the attention of our management and other resources that would otherwise be engaged in operating our business.

RISKS RELATED TO OUR CAPITAL STRUCTURE

    THE MARKET PRICE OF OUR ORDINARY SHARES HAS AND MAY CONTINUE TO FLUCTUATE WIDELY.

         The market price of our ordinary shares has fluctuated widely and may continue to do so. During fiscal year 2003, our ordinary shares traded as high as $27.25 per share and as low as $5.85 per share. Our ordinary shares traded as high as $39.25 per share and as low as $6.10 per share in fiscal 2002 and as high as $80.50 per share and as low as $25.85 per share in fiscal 2001. As of March 29, 2004, the closing price of our ordinary shares was $27.49 per share. Many factors could cause the market price of our ordinary shares to rise and fall, including:

         o    market conditions in the industry and the economy as a whole,

         o    variations in our quarterly operating results,

         o announcements of technological innovations by us or our competitors,

         o introductions of new products or new pricing policies by us or our competitors,

         o    trends in the communications or software industries,

         o acquisitions or strategic alliances by us or others in our industry,

         o changes in estimates of our performance or recommendations by financial analysts, and

         o    political developments in the Middle East.

         In addition, the stock market often experiences significant price and volume fluctuations. These fluctuations particularly affect the market prices of the securities of many high technology companies. These broad market fluctuations could adversely affect the market price of our ordinary shares.


    WE MAY NEED TO USE A SIGNIFICANT AMOUNT OF OUR CASH AND/OR ISSUE A SIGNIFICANT NUMBER OF OUR ORDINARY SHARES IF WE ARE REQUIRED TO REPURCHASE OUR 2% CONVERTIBLE NOTES DUE 2008.

         Holders of our 2% Convertible Notes due June 1, 2008, which we refer to as the 2% Notes, may require us to repurchase all or any of their 2% Notes as early as June 1, 2004 at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any. The 2% Notes are convertible into our ordinary shares at a conversion rate of 10.8587 shares per $1,000 principal amount, representing a conversion price of approximately $92.09 per share. As of March 29, 2004, the closing price of our ordinary shares on the New York Stock Exchange, or the NYSE, was $27.49. Because the conversion price of the 2% Notes is significantly higher than the current market price of the ordinary shares, it is likely that the holders of the 2% Notes will require us to repurchase their 2% Notes on June 1, 2004.

         We may choose to pay the repurchase price for the 2% Notes in cash, ordinary shares or a combination of cash and ordinary shares. As of December 31, 2003, $395.5 million aggregate principal amount of the 2% Notes was outstanding. If we repurchase the 2% Notes using cash, it would significantly reduce the amount of cash and cash equivalents on our consolidated balance sheet. If we repurchase the 2% Notes using shares, it could involve the issuance of a significant number of our ordinary shares. If we repurchased all of the 2% Notes using only ordinary shares, we could be required to issue approximately 14.4 million ordinary shares, based on the closing price of the ordinary shares on the NYSE on March 29, 2004. If we repurchased all or part of the 2% Notes using ordinary shares, it could cause the trading price of the ordinary shares to decline.

                        OFFERING STATISTICS AND TIMETABLE

         The 560,777 ordinary shares being offered hereby are being sold by the selling securityholders listed under the caption "Selling Securityholders" beginning on page 17. The offer will be open until the earliest to occur of (1) the date on which all of the ordinary shares being offered hereby have been sold pursuant to the Registration Statement of which this prospectus constitutes a part or pursuant to Rule 144 under the Securities Act of 1933, as amended, which we refer to as to the Securities Act, (2) the date on which all of the shares being offered hereby can be sold without registration without regard to the volume restrictions of Rule 144 under the Securities Act and (3) February 19, 2006.


                    REASONS FOR THE OFFER AND USE OF PROCEEDS

         This prospectus relates to the resale from time to time of up to 560,777 ordinary shares previously issued by us to former shareholders of XACCT in connection with our acquisition of that company. We will not receive any proceeds from the sale of ordinary shares by the selling securityholders.


                                 DIVIDEND POLICY

         We have not paid cash dividends since 1998, and we do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain our earnings to finance the development of our business. Any future dividend policy will be determined by our Board of Directors based upon conditions then existing, including our earnings, financial condition and capital requirements, as well as such economic and other conditions as the Board of Directors may deem relevant. In addition, future agreements under which we or any of our subsidiaries may incur indebtedness may contain limitations on our ability to pay cash dividends.


                                MATERIAL CHANGES

         On March 5, 2004, we sold $450.0 million aggregate principal amount of 0.50% Convertible Senior Notes due 2024, referred to herein as the 0.50% Notes, through a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. We granted the initial purchasers of the 0.50% Notes an option to purchase up to an additional $67.5 million to cover over-allotments, which will expire on April 1, 2004 if not exercised. We used approximately $170.1 million of the net proceeds from the sale of the 0.50% Notes to repurchase approximately 6.1 million of ordinary shares sold short by purchasers of the 0.50% Notes in negotiated transactions concurrently with the offering. We intend to use the balance of the net proceeds for general corporate purposes, including working capital and capital expenditures, as well as for future possible strategic opportunities, including acquisitions. We may also use net proceeds and other cash resources to pay the repurchase price for our 2% Notes, which we may be required to repurchase from the holders thereof on June 1, 2004. As of December 31, 2003, there was approximately $395.5 million aggregate principal amount of our 2% Notes outstanding.

         In connection with the sale of the 0.50% Notes, we entered into an Indenture, dated as of March 5, 2004, by and between us and The Bank of New York, as Trustee, and a Registration Rights Agreement, dated as of March 5, 2004, with the initial purchasers of the 0.50% Notes, pursuant to which we agreed to file a registration statement on Form F-3 with respect to the 0.50% Notes and the ordinary shares issuable upon conversion of the 0.50% Notes. We filed three reports on Form 6-K with respect to the 0.50% Notes, on each of March 1, March 2 and March 5, 2004. See "Incorporation of Documents by Reference" and "Where You Can Find More Information."

                              THE OFFER AND LISTING


MARKET INFORMATION

         Our ordinary shares have been quoted on the NYSE since June 19, 1998, under the symbol "DOX." The following table sets forth the high and low reported sale prices for our ordinary shares for the periods indicated:

                                                            High         Low
                                                          --------     --------
     FISCAL YEAR ENDED SEPTEMBER 30,
     1999...............................................   $ 30.25      $  8.75
     2000...............................................   $ 96.00      $ 19.81
     2001...............................................   $ 80.50      $ 25.85
     2002...............................................   $ 39.25      $  6.10
     2003...............................................   $ 27.25      $  5.85

     QUARTER
     Fiscal 2002:
        First Quarter...................................   $ 35.90      $ 24.00
        Second Quarter..................................   $ 39.25      $ 23.60
        Third Quarter...................................   $ 26.27      $  6.62
        Fourth Quarter..................................   $  9.65      $  6.10

     Fiscal 2003:
        First Quarter ..................................   $ 11.98      $  5.85
        Second Quarter..................................   $ 13.95      $  9.86
        Third Quarter ..................................   $ 25.01      $ 13.25
        Fourth Quarter..................................   $ 27.25      $ 18.55

     Fiscal 2004:
        First Quarter...................................   $ 27.10      $ 18.90
        Second Quarter (through March 29, 2004).........   $ 29.74      $ 22.17

                             Most Recent Six Months
                             ----------------------
     September, 2003....................................   $ 23.50      $ 18.60
     October, 2003......................................   $ 21.70      $ 18.90
     November, 2003.....................................   $ 25.66      $ 20.85
     December, 2003.....................................   $ 27.10      $ 20.00
     January, 2004......................................   $ 29.74      $ 22.17
     February, 2004.....................................   $ 29.45      $ 26.42

         As of February 29, 2004, we had 211,438,162 ordinary shares outstanding and there were approximately 224 holders of record of our ordinary shares. This figure does not reflect persons or entities who hold their ordinary shares in nominee or "street" name through various brokerage firms.

         On March 29, 2004, the last reported sale price of our ordinary shares on the NYSE was $27.49.

EXPENSES OF THE ISSUE

         The selling securityholders will pay any underwriting discounts and commissions and expenses incurred by them for brokerage, accounting, tax or legal services (other than the reasonable fees, costs and expenses of one counsel for the selling securityholders up to an aggregate of $10,000) or any other expenses incurred by the selling securityholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NYSE listing fees and fees and expenses of our counsel and our accountants. The following table sets forth the various expenses expected to be incurred by us in connection with the sale and distribution of the securities being registered hereby. All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Filing Fee - Securities and Exchange Commission ....................$  1,885
Legal fees and expenses.............................................$ 25,000
Registrar and Transfer agent fees and expenses......................$  3,500
Accounting fees and expenses........................................$ 20,000
Printing, EDGAR formatting and mailing expenses.....................$  8,000
Miscellaneous expenses..............................................$  5,000
                                                                    --------
          Total Expenses............................................$ 63,385
                                                                    ========

                                 CAPITALIZATION


         The following table sets forth:

         o our unaudited actual consolidated capitalization as of December 31, 2003; and

         o our consolidated capitalization as of December 31, 2003, as adjusted to give effect to the sale on March 5, 2004 of $450.0 million aggregate principal amount of the 0.50% Notes, and the application of approximately $170.1 million of the net proceeds from the sale of the 0.50% Notes to repurchase ordinary shares on March 5, 2004, as if the sale of the notes and the repurchase of the shares had occurred on December 31, 2003.

         You should read this table in conjunction with "Operating and Financial Review and Prospects," our consolidated financial statements and related footnotes and the other financial information included in our reports filed with the SEC and incorporated by reference in this prospectus.

                                                                                        As of December 31, 2003
                                                                                              (unaudited)
                                                                                    -------------------------------
                                                                                            (in thousands)
                                                                                         Actual        As adjusted
Short-term portion of capital lease obligations....................................     $ 26,640         $ 26,640
Capital lease obligations, less current portion....................................       18,142           18,142
Short-term portion of financing arrangement........................................        2,366            2,366
2% Convertible Notes due June 1, 2008 (1)..........................................      395,454          395,454
0.50% Convertible Senior Notes due 2024 (1)........................................           --          450,000
          Total indebtedness.......................................................      442,602          892,602
Shareholders' equity:
    Preferred Shares - Authorized 25,000 shares;(pound)0.01 par value; 0 shares issued
      and outstanding..............................................................           --               --
    Ordinary Shares - Authorized 550,000 shares;(pound)0.01 par value; 224,318 issued
      and 211,596 outstanding and 205,522 outstanding, as adjusted (2).............        3,589            3,589
    Additional paid-in capital.....................................................    1,827,471        1,827,471
    Treasury Stock, at cost - 12,722 ordinary shares and 18,796 ordinary shares,
      as adjusted (2)..............................................................    (233,274)        (403,335)
    Accumulated other comprehensive income.........................................           51               51
    Accumulated deficit............................................................     (74,302)         (74,302)
          Total shareholders' equity...............................................    1,523,535        1,353,474
          Total capitalization.....................................................   $1,966,137       $2,246,076


----------

   (1) We may use net proceeds from the sale of the 0.50% Notes and other cash resources to pay the repurchase price for the 2% Notes, which we may be required to repurchase from the holders thereof on June 1, 2004. Amounts presented do not give effect to any repurchases of the 2% Notes.

   (2) Reflects the purchase of approximately 6,074 ordinary shares on March 5, 2004, which were sold short by purchasers of the 0.50% Notes in negotiated transactions concurrently with that offering. Does not include 26,640 ordinary shares reserved for issuance upon the exercise of stock options that have been granted under our stock option plan and by companies we have acquired.

                             SELLING SECURITYHOLDERS

         We issued the ordinary shares covered by this prospectus in a private placement in connection with our acquisition of XACCT in February 2004. The following table sets forth, to our knowledge, certain information about the selling securityholders based on information provided by or on behalf of the selling securityholders in a questionnaire and is as of the date specified by the securityholders in those questionnaires. The percentages set forth below are based on 211,438,162 of our ordinary shares outstanding as of February 29, 2004.

         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

                                                          Ordinary Shares                      Ordinary Shares to be
                                                        Beneficially Owned       Number of       Beneficially Owned
                                                       Prior to Offering (1)     Ordinary       After Offering (1)(2)
                                                       ----------------------     Shares       ----------------------
         Name of Selling Securityholder (3)              Number    Percentage  Being Offered     Number    Percentage
---------------------------------------------------    ---------   ----------  -------------   ---------   ----------
Ampal - American Israel Corporation(4).............        8,058       *             8,058          0           0
Ampal Industries (Israel) Ltd.(4)..................       74,682       *            74,682          0           0
Marinera Ltd.......................................        2,095       *             2,095          0           0
Inveco International, Inc..........................          845       *               845          0           0
Israel Seed Limited Partnership....................        7,610       *             7,610          0           0
Israel Seed II, L.P................................        9,883       *             9,883          0           0
Technorov Holdings 1993 Ltd........................        9,754       *             9,754          0           0
WSG Capital, L.P.(5)...............................        5,071       *             5,071          0           0
WSG Capital II, L.P.(5)............................        4,823       *             4,823          0           0
Information Associates-II, L.P.(6).................       61,698       *            61,698          0           0
IA-II Affiliates Fund, L.L.C.(6)...................        3,599       *             3,599          0           0
Eucalyptus Ventures LP.............................       21,966       *            21,966          0           0
Eucalyptus Ventures (Israel) LP....................        1,104       *             1,104          0           0
Eucalyptus Ventures (Cayman) LP....................          663       *               663          0           0
Eucalyptus Ventures (Affiliated) LP................          310       *               310          0           0
TCV III (GP)(7)....................................          401       *               401          0           0
TCV III, L.P.(7)...................................        1,904       *             1,904          0           0
TCV III (Q), L.P.(7)...............................       50,613       *            50,613          0           0
TCV III Strategic Partners, L.P.(7)................        2,292       *             2,292          0           0
TCV IV, L.P.(7)....................................       71,987       *            71,987          0           0
TCV IV Strategic Partners, L.P.(7).................        2,684       *             2,684          0           0
Deutsche Bank AG, London Branch....................      415,794       *            19,487       396,307        *
Globe LinQ International Fund I, LLC...............        9,647       *             9,647          0           0
Infocom Corporation................................        6,493       *             6,493          0           0
Sun Microsystems, Inc..............................      129,864       *           129,864          0           0
Dell Ventures L.P..................................       32,466       *            32,466          0           0
Old Point International Corporation................       12,986       *            12,986          0           0
Credit Suisse First Boston Venture Fund I, L.P.....        1,948       *             1,948          0           0
John D. Sternfield..................................         260       *               260          0           0
Edward & Marie Jackson..............................         260       *               260          0           0

                                                          Ordinary Shares                      Ordinary Shares to be
                                                        Beneficially Owned       Number of       Beneficially Owned
                                                       Prior to Offering (1)     Ordinary      After Offering (1)(2)
                                                       ----------------------     Shares       ----------------------
    Name of Selling Securityholder (continued)(3)        Number    Percentage  Being Offered     Number    Percentage
-----------------------------------------------------  ----------------------  -------------   ----------  ----------
Tad W. Piper.........................................        129       *               129          0           0
H&Q Employee Venture Fund 2000, L.P..................        260       *               260          0           0
Hambrecht & Quist California.........................        260       *               260          0           0
Eric Zimits..........................................         26       *                26          0           0
Mark Zanoli..........................................         26       *                26          0           0
Erez Levy............................................         26       *                26          0           0
Werner Robert Genieser...............................         26       *                26          0           0
Bill Duff............................................         26       *                26          0           0
Plenus Technologies Ltd..............................      4,545       *             4,545          0           0
TOTAL................................................    957,084       *           560,777          0           0

----------

*    Less than one percent.

(1) Of the total ordinary shares listed as owned by the selling securityholders, a total of 68,529 ordinary shares are held in an escrow account to secure indemnification obligations of the former shareholders of XACCT to us. We expect that these ordinary shares, less any ordinary shares that may be distributed from the escrow account to us in satisfaction of indemnification claims, will be released from escrow and distributed to the selling securityholders on August 19, 2005. The number of ordinary shares indicated as owned by each selling securityholder includes those ordinary shares that such selling securityholder is entitled to receive upon distribution of these shares from the escrow account.

(2) We do not know when or in what amounts a selling securityholder may offer ordinary shares for sale. The selling securityholders might not sell any or all of the shares offered by this prospectus. Because the selling securityholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the ordinary shares that will be held by the selling securityholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of this offering, none of the ordinary shares covered by this prospectus will be held by the selling securityholder.

(3) The former shareholders of XACCT appointed Fahn KanneTrust Limited as their agents and representatives. The address of each of the selling securityholders is c/o Fahn KanneTrust Limited, 23 Menachem Begin Road, Tel Aviv 66184, Israel.

(4) Ampal Industries (Israel) Ltd. is owned by Ampal Industries Inc., which is owned by Ampal American-Israel Corporation. Ampal American Israel Corporation is a public company traded on the Nasdaq National Market. Mr. Yosef A. Maiman is the beneficial owner of 59.58% of the outstanding shares of Class A stock of Ampal American Israel Corporation.

(5) The general partner of WSG Capital, L.P. and WSG Capital II, L.P. is WSG Management, LLC. All of the membership interests of WSG Management, LLC are held in equal parts by Eran Wagner, Limor Schweitzer and Eric Gries. Each of Eran Wagner, Limor Schweitzer and Eric Gries was a significant shareholder of XACCT. In addition, Mr. Wagner served as Chairman of the Board of Directors and Executive Vice President-Technologies, Mr. Schweitzer served as Chief Technology Officer and a director, and Mr. Gries served as President and Chief Executive Officer of XACCT. Each of these persons is currently employed by us or our affiliates. Each of these persons disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(6) Todd A. Springer is a Managing Director of Trident Capital Management, L.L.C., which is the General Partner of Information Associates-II, L.P. He is also a Managing Director and Member of IA-II Affiliates, L.L.C. Mr. Springer served as a director of XACCT from October 1998 until its acquisition. Mr. Springer disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(7) Jon Q. Reynolds, Jr. is a non-managing Member of Technology Crossover Management III, L.L.C. which is the Managing General Partner of TCV III
     (GP) and the sole General Partner of TCV III, L.P., TCV III (Q), L.P. and TCV III Strategic Partners, L.P. He is also a non-managing Member of Technology Crossover Management IV, L.L.C. which is the sole General Partner of TCV IV, L.P. and TCV IV Strategic Partners,

     L.P. Mr. Reynolds was a director of XACCT from October 1999 until its acquisition. Mr. Reynolds disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

         Except as indicated, none of the selling securityholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years.

                          DESCRIPTION OF SHARE CAPITAL

         The following description summarizes the most important terms of our share capital. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our Articles of Association.

         The share capital of Amdocs is (pound)5,750,000 divided into (i) 25,000,000 preferred shares with a par value of (pound)0.01 per share and (ii) 550,000,000 ordinary shares with a par value of (pound)0.01 per share, consisting of 500,000,000 voting ordinary shares and 50,000,000 non-voting ordinary shares. As of February 29, 2004, 211,438,162 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares are as follows:


    PREFERRED SHARES

         o Issue-- the preferred shares may be issued from time to time in one or more series of any number of shares up to the amount authorized.

         o Authorization to Issue Preferred Shares -- authority is vested in the directors from time to time to authorize the issue of one or more series of preferred shares and to provide for the designations, powers, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereon.

         o Relative Rights -- all shares of any one series of preferred shares must be identical with each other in all respects, except that shares of any one series issued at different times may differ as to the dates from which dividends shall be cumulative.

         o Liquidation -- in the event of any liquidation, dissolution or winding-up, the holders of our preferred shares are entitled to preference with respect to payment and to receive payment (at the rate fixed in any resolution or resolutions adopted by the directors in such case) plus an amount equal to all dividends accumulated to the date of final distribution to such holders. The holders of preferred shares are entitled to no further payment other than that stated above. If upon any liquidation our assets are insufficient to pay in full the amount stated above, then such assets shall be distributed among the holders of our preferred shares.

         o Voting Rights -- except as otherwise provided for by the directors upon the issue of any new series of preferred shares, the holders of shares of preferred shares have no right or power to vote on any question or in any proceeding or to be represented at, or to receive notice of, any meeting of members.


    ORDINARY SHARES AND NON-VOTING ORDINARY SHARES

         Except as otherwise provided by the Memorandum of Association and Articles of Association, the ordinary shares and non-voting ordinary shares are identical and entitle holders thereof to the same rights and privileges.

         o Dividends -- when and as dividends are declared on our shares, the holders of voting ordinary shares and non-voting ordinary shares are entitled to share equally, share for share, in such dividends except that if dividends are declared which are payable in voting ordinary shares or non-voting ordinary shares, dividends must be declared which are payable at the same rate in both classes of shares.

         o Conversion of Non-Voting Ordinary Shares into Voting Ordinary Shares -- upon the transfer of non-voting ordinary shares from the original holder thereof to any third party not affiliated with such original holder, non-voting ordinary shares are redesignated in our books as voting ordinary shares and automatically convert into the same number of voting ordinary shares.

         o Liquidation -- upon any liquidation, dissolution or winding-up, any of our assets remaining after creditors and the holders of any preferred shares have been paid in full shall be distributed to the holders of voting ordinary shares and non-voting ordinary shares equally share for share.

         o Voting Rights -- the holders of voting ordinary shares are entitled to vote on all matters to be voted on by the members, and the holders of non-voting ordinary shares are not entitled to any voting rights.

         o Preferences -- the voting ordinary shares and non-voting ordinary shares are subject to all the powers, rights, privileges, preferences and priorities of the preferred shares as are set out in the Articles of Association.

             COMPARISON OF UNITED STATES AND GUERNSEY CORPORATE LAW

         The following discussion is a summary of the material differences between United States and Guernsey corporate law relevant to an investment in the ordinary shares and is based on the advice of Hale and Dorr LLP, with respect to the corporate law of the United States, and Carey Olsen, with respect to the corporate law of Guernsey. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change.

         Under the laws of many jurisdictions in the United States, controlling shareholders generally have certain "fiduciary" responsibilities to minority shareholders. Shareholder action by controlling shareholders must be taken in good faith and actions by such shareholders that are obviously unreasonable may be declared null and void. Guernsey law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions.

         Under Guernsey law, an individual shareholder cannot, without the authority of the majority of the shareholders of the corporation, initiate litigation in the corporation's name, but an individual shareholder may seek to enforce the corporation's rights by suing in representative form on behalf of himself and all of the other shareholders of the corporation (except the wrongdoers where the complaint is against other shareholders) against the wrongdoers, who may include directors. In these circumstances, the corporation itself may be joined as a nominal defendant in order that it can be bound by the judgment and, if an action results in any property or damages recovered, such recovery goes not to the plaintiff, but to the corporation. Alternatively, Guernsey law makes specific provision to enable a shareholder to apply to the court for relief on the ground that the affairs of the corporation are being or have been conducted in a manner that is unfairly prejudicial to the interests of certain shareholders (including at least himself) or any actual or proposed act or omission of the corporation is or would be so prejudicial. In such circumstances, the court has wide discretion to make orders to regulate the conduct of the corporation's affairs in the future, to require the corporation to refrain from doing or continuing to do an act that the applicant has complained it has omitted to do, to authorize civil proceedings to be brought in the name and on behalf of the corporation and to provide for the purchase of shares of any shareholder of the corporation by other members or by the corporation itself.

         As in most United States jurisdictions, unless approved by a special resolution of our shareholders, our directors do not have the power to take certain actions, including an amendment of our Memorandum of Association or Articles of Association or an increase or reduction in our authorized capital. Directors of a Guernsey corporation, without shareholder approval, in certain instances may, among other things, implement a reorganization and effect certain mergers or consolidations, certain sales, transfers, exchanges or dispositions of assets, property, parts of the business or securities of the corporation; or any combination thereof, if they determine any such action is in the best interests of the corporation, its creditors or its shareholders.

         As in most United States jurisdictions, the board of directors of a Guernsey corporation is charged with the management of the affairs of the corporation. In most United States jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Under Guernsey law, directors have comparable fiduciary duties. Many United States jurisdictions have enacted various statutory provisions that permit the monetary liability of directors to be eliminated or limited. Guernsey has not adopted provisions eliminating or limiting the liabilities of directors, although Guernsey law protecting the interests of shareholders may not be as protective in all circumstances as the law protecting shareholders in United States jurisdictions. Under our Articles of Association, we are obligated to indemnify any person who is made or threatened to be made a party to a legal or administrative proceeding by virtue of being a director, officer or agent of Amdocs, provided that we have no obligation to indemnify any such persons for any claims they incur or sustain by or through their own willful act or default.

                              PLAN OF DISTRIBUTION

         The selling securityholders may offer and sell the ordinary shares covered by this prospectus from time to time. The term "selling securityholders" includes donees, pledgees, transferees, distributees or other successors-in-interest selling shares received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership or limited liability company distribution or other transfer. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling securityholders may sell their ordinary shares by one or more of, or a combination of, the following methods:

         o purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         o block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our ordinary shares may be listed or quoted at the time of sale;

         o    in privately negotiated transactions; and

         o    in options transactions.

         In addition, the selling securityholders may sell any shares that qualify for sale under Rule 144 rather than pursuant to this prospectus.

         In connection with distributions of the ordinary shares covered by this prospectus or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the ordinary shares in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell ordinary shares short and deliver the shares offered by this prospectus to close out such short positions. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of ordinary shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction. The selling securityholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus, as supplemented or amended to reflect such transaction.

         In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in customary or specifically negotiated amounts.

         In offering the ordinary shares covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be treated as underwriting discounts and commissions.

         Our ordinary shares are listed on the New York Stock Exchange.

         In order to comply with the securities laws of some states, the selling securityholders may be required to sell their shares in such jurisdictions only through registered or licensed brokers or dealers. In addition, some states may restrict the selling securityholders from selling their shares unless the shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling securityholders and their affiliates. In addition, we will make copies of this prospectus, as it may be supplemented or amended from time to time, available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NYSE pursuant to Rule 153 under the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

         At the time a particular offer of shares is made, if required, we will distribute a prospectus supplement that will set forth the number of ordinary shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public. In addition, to the extent required, we may amend or supplement this prospectus from time to time to describe a particular plan of distribution.

         We have agreed to indemnify the selling securityholders against certain liabilities, including certain liabilities under the Securities Act.

         We have agreed with the selling securityholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earliest to occur of (1) the date on which all of the shares being offered hereby have been sold pursuant to the Registration Statement of which this prospectus constitutes a part or pursuant to Rule 144 under the Securities Act, (2) the date on which all of the shares being offered hereby can be sold without registration without regard to the volume restrictions of Rule 144 under the Securities Act and (3) February 19, 2006.

                                  LEGAL MATTERS

         The validity of the ordinary shares offered hereby will be passed upon for us by Carey Olsen, Island of Guernsey. Certain legal matters in connection with the offering will be passed upon for us by Hale and Dorr LLP, New York, New York.

                                     EXPERTS

         The consolidated financial statements and schedule of Amdocs Limited appearing in Amdocs Limited's Annual Report (Form 20-F) for the year ended September 30, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         Deloitte & Touche, LLP, independent auditors, have audited the Financial Statements of Certen Inc. as set forth in their report included in our Annual Report on Form 20-F for the year ended September 30, 2003, which is incorporated by reference herein. The Financial Statements of Certen are incorporated by reference in reliance on Deloitte & Touche, LLP's report, given on their authority as experts in accounting and auditing.

                       ENFORCEABILITY OF CIVIL LIABILITIES

         We are incorporated under the laws of the Island of Guernsey. Several of our directors and officers are not residents of the United States, and a significant portion of our assets and the assets of those persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons or to enforce against them in U.S. courts judgments predicated upon the civil liability provisions of the laws of the United States, including the federal securities laws.

         We have been advised by Carey Olsen, our Guernsey counsel, that there is doubt as to the enforceability against our directors and officers in Guernsey, whether in original actions in a Guernsey court or in actions in a Guernsey court for the enforcement of judgments of a U.S. court, of civil liabilities predicated solely upon the laws of the United States, including the federal securities laws. However, subject to certain time limitations, Guernsey courts may base original actions in Guernsey on foreign final executory judgments, including those of the United States, for liquidated amounts in civil matters, obtained after completion of due process before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Guernsey) which recognizes and enforces similar Guernsey judgments, provided that:

         o adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

         o such judgments or the enforcement thereof are not contrary to the law, public policy, security or sovereignty of Guernsey;

         o such judgments were not obtained by fraudulent means and do not conflict with any other valid judgment in the same matter between the same parties; and

         o an action between the same parties in the same matter is not pending in any Guernsey court at the time the lawsuit is instituted in the foreign court.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

         The unaudited pro forma condensed consolidated statement of operations for the twelve months ended September 30, 2003, gives effect to the acquisition from Bell Canada of its 90% ownership interest in Certen Inc., which we refer to as Certen, which closed on July 2, 2003, as if it had occurred on October 1, 2002.

         The unaudited pro forma condensed consolidated statements of operations are based upon, and should be read in conjunction with, (i) our historical audited financial statements for the year ended September 30, 2003, (ii) the historical audited financial statements of Certen for the year ended December 31, 2002 (together with the reconciliation to U.S. GAAP), and (iii) the historical unaudited financial statements of Certen for the six months ended June 30, 2003 (together with the reconciliation to U.S. GAAP).

         The historical financial statements of Certen have been prepared in accordance with Canadian GAAP. For the purpose of presenting the unaudited pro forma condensed consolidated financial statements, financial statements relating to Certen have been adjusted to conform with accounting policies under U.S. GAAP. In addition, the historical financial information of Certen has been presented in accordance with Amdocs' fiscal year.

         The historical financial statements of Certen were presented in Canadian dollars. For the purpose of presenting the unaudited pro forma condensed consolidated statements, the adjusted income statements of Certen for the nine months ended June 30, 2003 have been translated into U.S. dollars using the average Canadian dollar/U.S. dollar exchange rates for the period presented as listed on Bloomberg. The average Canadian dollar/U.S. dollar exchange rate was 1.493 for the nine months ended June 30, 2003.

         The unaudited pro forma financial information has been prepared to provide an analysis of the financial effects of the acquisition of Certen for purposes of illustration only. The pro forma financial information is not intended to be a projection of future results and is not necessarily indicative of the results that would have occurred if the business combination had been in effect on the period presented.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                 FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2003
                      (in thousands, except per share data)
                                (in U.S. dollars)


                                                           AMDOCS           CERTEN            PRO FORMA           PRO FORMA
                                                          HISTORICAL       HISTORICAL        ADJUSTMENTS         CONSOLIDATED
                                                                                                    U.S.                U.S.
                                                         U.S. GAAP        U.S. GAAP (*)          GAAP                GAAP
                                                        -------------    --------------    ---------------     ---------------

Revenue..............................................     $1,483,327     $    226,579        $  (87,949)  (2)  $ 1,621,957
Cost of revenue......................................        913,359         214,437            (27,767)  (3)    1,064,833
                                                                                                (35,196)  (4)
Research and development.............................        119,256               -                               119,256
Selling, general and administrative..................        206,265           8,333                               214,598
Amortization of purchased intangible assets..........         19,940                -             3,738   (5)       23,678
Restructuring charges and other......................         14,089              54             (4,133)  (6)       10,010
                                                        -------------    --------------    ---------------    ---------------
                                                           1,272,909          222,824           (63,358)         1,432,375
                                                        -------------    --------------    ---------------    ---------------

Operating income.....................................        210,418           3,755            (24,591)           189,582
Interest income (expense) and other, net.............         14,759            (311)            (1,314)  (7)       11,979
                                                                                                 (1,931)  (8)
                                                                                                    776   (9)
                                                        -------------    --------------    ---------------    ---------------

Income before income taxes...........................        225,177           3,444            (27,060)             201,561
Income taxes.........................................         56,294           2,322             (8,226)  (10)        50,390
                                                        -------------    --------------    ---------------    ---------------

Net income...........................................     $  168,883          $ 1,122        $  (18,834)         $ 151,171
                                                        =============    ==============    ===============    ===============


Basic income per share...............................     $     0.78                                              $   0.70
                                                        =============                                         ===============

Diluted income per share.............................     $     0.77                                              $   0.69
                                                        =============                                         ===============

Basic weighted average number of shares outstanding..        215,849                                               215,849
                                                        =============                                         ===============


Diluted weighted average number of shares outstanding        219,876                                                219,876
                                                        =============                                          ===============

(*) Certen historical U.S. GAAP statement reflects Certen's results for the nine months ended June 30, 2003. Since the acquisition of Certen on July 2, 2003, Certen's results are included and consolidated into Amdocs results.


             See Notes to Unaudited Pro Forma Condensed Consolidated
              Financial Statements for discussion of adjustments.

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 (in thousands)
                   (in U.S. dollars, unless otherwise stated)


(1) On July 2, 2003, Amdocs acquired from Bell Canada its 90% ownership interest in Certen for approximately U.S. $66 million in cash, pursuant to an Acquisition Agreement, dated as of May 28, 2003. Amdocs and Bell Canada formed Certen, which commenced operations in January 2001, to provide customer care and billing solutions to Bell Canada and a number of Bell Canada's affiliated companies. Prior to the acquisition of Certen, Bell Canada's ownership interest in Certen was 90% and Amdocs owned the remainder. Accordingly, Certen's operations are included in the historical results of Amdocs from July 2, 2003. Since Certen's inception, Amdocs has provided customer care and billing software required by Certen, including related customization, installation, maintenance and other services.

         Prior to the acquisition of Certen, Amdocs accounted for the investment in Certen under the cost method for its 10% ownership. In the fourth quarter of 2003, Amdocs recognized the cumulative effect of its 10% interest in Certen prior to the acquisition of Certen. The cumulative effect is a loss of $4,133.

(2) Reflects the elimination of revenue to Amdocs attributable to license and services provided to Certen.

(3) Reflects the elimination of expenses incurred by Certen attributable to Amdocs services that were not capitalized.

(4) Reflects the elimination of depreciation related to Amdocs system on Certen's books.

(5) Reflects the amortization of purchased customer arrangements incurred in the acquisition of Certen.

(6) Reflects the elimination of the cumulative effect of Amdocs' 10% interest in Certen results prior to the acquisition of Certen.

(7) Reflects the elimination of interest income earned on the cash used for the acquisition of Certen.

(8) Reflects the elimination of capitalized interest expense in Certen related to the convertible debentures issued to Amdocs.

(9) Reflects the amortization of liability related to adjustment to fair value of capital lease obligations on Certen's books.

(10) Reflects the tax adjustment to reflect the combined results at Amdocs' effective tax rate.

                  UNAUDITED FINANCIAL STATEMENTS OF CERTEN INC.

         The unaudited financial statements of Certen for the six months ended June 30, 2003 and 2002, are based upon, and should be read in conjunction with, the historical audited financial statements of Certen for the year ended December 31, 2002 and 2001 (together with the reconciliation to U.S. GAAP). The historical financial statements of Certen have been prepared in accordance with Canadian GAAP and presented in Canadian dollars.

                                   CERTEN INC.
                  STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                      SIX-MONTH PERIOD ENDED JUNE 30, 2003
                            (in thousands of dollars)
                                   (unaudited)

=================================================================================================================
                                                                                        2003               2002
-----------------------------------------------------------------------------------------------------------------
                                                                                          $                  $

REVENUE
    Billing services                                                                     215,881          184,106
    Professional services                                                                 11,799           29,642
-----------------------------------------------------------------------------------------------------------------
                                                                                         227,680          213,748

Cost of services, selling and administrative expenses                                    169,270          159,297

Net benefit plans expense                                                                  2,139              637
-----------------------------------------------------------------------------------------------------------------
Operating earnings before undernoted                                                      56,271           53,814

Amortization                                                                              56,453           30,843

Restructuring charge                                                                          80              721
-----------------------------------------------------------------------------------------------------------------
Operating (loss) income                                                                     (262)          22,250

Interest expense - long-term debt                                                          3,615            3,623

Accretion on convertible debentures due to related party                                   3,054            2,286

Other income                                                                              (1,414)          (2,385)
-----------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes                                                         (5,517)          18,726
-----------------------------------------------------------------------------------------------------------------

Income taxes
    Current                                                                                    -             (371)
    Future                                                                                  (691)          (9,163)
------------------------------------------------------------------------------------------------------------------
                                                                                            (691)          (9,534)
------------------------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                                                         (6,208)           9,192

Retained earnings, beginning of period                                                    51,068           35,774
------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS, END OF PERIOD                                                          44,860           44,966
=================================================================================================================

                                   CERTEN INC.
                                  BALANCE SHEET
                               AS AT JUNE 30, 2003
                            (in thousands of dollars)
                                   (unaudited)

=================================================================================================================

                                                                                                             $

ASSETS
Current assets
    Cash                                                                                                   34,358
    Accounts receivable                                                                                     4,891
    Other current receivables                                                                              24,292
    Prepaid expense                                                                                         7,471
------------------------------------------------------------------------------------------------------------------
                                                                                                           71,012

Property, plant and equipment                                                                              53,495
Intangible assets                                                                                         384,277
Future income taxes                                                                                        10,082
Accrued benefit asset                                                                                       3,046
------------------------------------------------------------------------------------------------------------------
                                                                                                          521,912
------------------------------------------------------------------------------------------------------------------

LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                                                              155,110
    Income and other taxes payable                                                                          8,241
    Current portion of loan payable                                                                         2,976
    Current portion of obligation under capital lease                                                      27,740
    Other current liabilities                                                                               4,920
------------------------------------------------------------------------------------------------------------------
                                                                                                          198,987

Convertible debentures due to related party                                                                36,281
Loan                                                                                                        1,529
Obligation under capital lease                                                                             25,179
Future income taxes                                                                                        39,493
Accrued benefit liability                                                                                  10,318
Other long-term liabilities                                                                                25,136
------------------------------------------------------------------------------------------------------------------
                                                                                                          336,923
------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
    Option on convertible debentures due to related party                                                  37,960
    Common shares                                                                                         102,169
    Retained earnings                                                                                      44,860
------------------------------------------------------------------------------------------------------------------
                                                                                                          184,989
------------------------------------------------------------------------------------------------------------------
                                                                                                          521,912
=================================================================================================================

                                   CERTEN INC.
                             STATEMENT OF CASH FLOWS
                      SIX-MONTH PERIOD ENDED JUNE 30, 2003
                            (in thousands of dollars)
                                   (unaudited)

=================================================================================================================
                                                                                      2003               2002
-----------------------------------------------------------------------------------------------------------------
                                                                                        $                  $
OPERATING ACTIVITIES
    Net (loss) income                                                                     (6,208)           9,192
    Adjustments for:
        Amortization                                                                      56,453           30,843
        Accretion on convertible debentures due to related party                           3,054            2,286
        Gain from sale of property, plant and equipment                                      (11)               -
        Future income taxes                                                                  691            9,163
        Net benefit plans expense                                                          2,139              637
    Net change in non-cash working capital items                                          47,987          (17,535)
------------------------------------------------------------------------------------------------------------------
                                                                                         104,105           34,586
------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Capital expenditures                                                                 (79,311)        (127,823)
    Proceeds from disposal of property, plant and equipment                                  332                -
------------------------------------------------------------------------------------------------------------------
                                                                                         (78,979)        (127,823)
------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Repayment of capital leases                                                          (24,358)          (3,022)
    Issuance of convertible debentures due to related party                                    -           33,859
    Issuance of Common shares                                                                  -           47,241
------------------------------------------------------------------------------------------------------------------
                                                                                         (24,358)          78,078
------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                                         768          (15,159)
Cash and cash equivalents, beginning of period                                            33,590           57,693
------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                                  34,358           42,534
=================================================================================================================

                                   CERTEN INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                      SIX-MONTH PERIOD ENDED JUNE 30, 2003
                                   (unaudited)
 (all tabular amounts are in thousands of dollars except where otherwise noted)

================================================================================

1. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) TO UNITED STATES GAAP

        The significant differences between Canadian and United States GAAP affecting Certen's net earnings and shareholders' equity are detailed as follows:

        RECONCILIATION OF NET EARNINGS:                                               2003               2002
        -----------------------------------------------------------------------------------------------------------
                                                                                        $                  $

        CANADIAN GAAP - NET (LOSS) INCOME                                              (6,208)              9,192
        Adjustments:
           Accretion on convertible debentures due to related party (a)                 3,054               2,286
           Capitalization of training costs (b)                                        (1,013)                  -
           Capitalization of interest (c)                                               2,939               1,287
           Income taxes (d)                                                              (661)               (424)
        -----------------------------------------------------------------------------------------------------------
        UNITED STATES GAAP - NET (LOSS) INCOME                                         (1,889)             12,341
        =========================================================================================================

        RECONCILIATION OF SHAREHOLDERS' EQUITY:                                       2003               2002
        -----------------------------------------------------------------------------------------------------------
                                                                                        $                  $

        CANADIAN GAAP - SHAREHOLDERS' EQUITY                                          184,989             185,096
        Adjustments:
           Accretion on convertible debentures due to related party (a)                 9,419               3,194
           Option on convertible debentures due to related party (a)                  (37,960)            (37,960)
           Capitalization of training costs (b)                                        (5,859)                  -
           Capitalization of interest (c)                                               6,915               1,366
           Income taxes (d)                                                              (346)               (451)
        -----------------------------------------------------------------------------------------------------------
        UNITED STATES GAAP - SHAREHOLDERS' EQUITY                                     157,158             151,245
        =========================================================================================================

        (a)  Accretion on convertible debentures due to related party

             Under Canadian GAAP, the issuer of financial instruments that contain both a liability and an equity component must separate and classify the instruments according to their nature. Under United States GAAP, the issuer is not required to separate such financial instruments. Consequently, the accretion on convertible debentures due to related party is added back to United States GAAP net earnings.

        (b)  Capitalization of training costs

             Under Canadian GAAP, training costs incurred in the development of internal-use software is capitalized. Under United States GAAP, these costs are expensed as incurred.

        (c)  Capitalization of interest expense

             Under United States GAAP, interest expense related to internally developed capital assets must be capitalized. Canadian GAAP makes no such requirements and therefore, Certen has expensed all interest costs.

         (d) Income taxes

             The income tax adjustment reflects the impact on income taxes of the United States GAAP adjustments described above.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Guernsey law permits a company's articles of association to provide for the indemnification of officers and directors except to the extent that such a provision may be held by the courts of Guernsey to be contrary to public policy (for instance, for purporting to provide indemnification against the consequences of committing a crime) and except to the extent that Guernsey law prohibits the indemnification of any director against any specific provisions of Guernsey Company law under which personal liability may be imposed or incurred.

         Under our Articles of Association, we are obligated to indemnify any person who is made or threatened to be made a party to a legal or administrative proceeding by virtue of being a director, officer or agent of Amdocs, provided that we have no such obligation to indemnify any such persons for any claims they incur or sustain by or through their own willful act or default.

         We have entered into an indemnity agreement with our directors and some of our officers, under which we have agreed to pay the indemnified party the amount of Loss (as defined therein) suffered by that party due to claims made against that party for a Wrongful Act (as defined therein).

ITEM 9. EXHIBITS

 EXHIBIT
  NUMBER                           DESCRIPTION
---------                          -----------

   4.1        Memorandum and Articles of Association of Amdocs Limited
              (incorporated by reference to Exhibits 3.1 and 3.2 to Amdocs' Registration Statement on Form F-1 dated June 19,
              1998; Registration No. 333-8826).

   4.2        Specimen Certificate for the ordinary shares of Amdocs Limited
              (incorporated by reference to Exhibit 4.1 to Amdocs' Registration
              Statement on Form F-1 dated June 19, 1998; Registration No.
              333-8826).

   5.1        Opinion of Carey Olsen.

  23.1        Consent of Ernst & Young LLP.

  23.2        Consent of Deloitte & Touche, LLP.

  23.3        Consent of Carey Olsen (included in Exhibit 5.1).

  24.1        Power of Attorney (see page II-4 of this Registration Statement).

ITEM 10.  UNDERTAKINGS.


         Item 512(a) of Regulation S-K. The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

              (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

         (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Item 512(b) of Regulation S-K. The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Item 512(h) of Regulation S-K. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York, on this 31st day of March, 2004.

                                      AMDOCS LIMITED



                                      By: /s/ Bruce K. Anderson
                                          -------------------------------------
                                          Bruce K. Anderson
                                          President and Chairman of the Board


                        POWER OF ATTORNEY AND SIGNATURES

        We, the undersigned officers and directors of Amdocs Limited, hereby severally constitute Bruce K. Anderson, Robert A. Minicucci and Thomas G. O'Brien, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form F-3 filed herewith and any and all subsequent amendments to said Registration Statement, and generally to do all such things in our names and behalf in our capacities as officers and directors to enable Amdocs Limited to comply with all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                Signature                                        Title                                    Date
                ---------                                        -----                                    ----

/s/ Bruce K. Anderson              President and Chairman of the Board                 March 31, 2004
-------------------------
Bruce K. Anderson                  (Principal Executive Officer)

/s/ Robert A. Minicucci            Vice President and Director                         March 31, 2004
-------------------------
Robert A. Minicucci                (Principal Financial Officer)

/s/ Avinoam Naor                   Director                                            March 31, 2004
-------------------------
Avinoam Naor

/s/ Adrian Gardner                 Director                                            March 31, 2004
-------------------------
Adrian Gardner

/s/ Dov Baharav                    Director                                            March 31, 2004
-------------------------
Dov Baharav

/s/ Julian A. Brodsky              Director                                            March 31, 2004
-------------------------
Julian A. Brodsky

/s/ Charles E. Foster              Director                                            March 31, 2004
-------------------------
Charles E. Foster

/s/ Eli Gelman                     Director                                            March 31, 2004
-------------------------
Eli Gelman

/s/ James S. Kahan                 Director                                            March 31, 2004
-------------------------
James S. Kahan

/s/ Nehmeia Lemelbaum              Director                                            March 31, 2004
-------------------------
Nehmeia Lemelbaum

/s/ John T. McLennan               Director                                            March 31, 2004
-------------------------
John T. McLennan

/s/ Mario Segal                    Director                                            March 31, 2004
-------------------------
Mario Segal

/s/ Thomas G. O'Brien              Amdocs Limited's Authorized                         March 31, 2004
-------------------------
Thomas G. O'Brien                  Representative in the United States

                                  Exhibit Index

 EXHIBIT
  NUMBER                              DESCRIPTION
---------                             -----------

   4.1 Memorandum and Articles of Association of Amdocs Limited (incorporated by reference to Exhibits 3.1 and 3.2 to Amdocs' Registration Statement on Form F-1 dated June 19, 1998; Registration No. 333-8826).

   4.2 Specimen Certificate for the ordinary shares of Amdocs Limited (incorporated by reference to Exhibit 4.1 to Amdocs' Registration Statement on Form F-1 dated June 19, 1998; Registration No. 333-8826).

   5.1        Opinion of Carey Olsen.

  23.1        Consent of Ernst & Young LLP.

  23.2        Consent of Deloitte & Touche, LLP.

  23.3        Consent of Carey Olsen (included in Exhibit 5.1).

  24.1        Power of Attorney (see page II-4 of this Registration
              Statement).